UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40401

Oatly Group AB (publ)

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On April 27, 2026, Oatly Group AB (publ) (the “Company”) published its Swedish statutory annual report for 2025 (the “Annual Report”), a copy of which is furnished as Exhibit 99.1. The Annual Report is also available on the Company’s website at https://investors.oatly.com/financials-filings.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Report for 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB (publ)

Date: April 27, 2026	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer